HARVEY LETTERHEAD
                              205 Chubb Avenue
                            Lyndhurst, NJ 07071

                         Extraordinary.  In every way


April 12, 2005


Mr. George F. Ohsiek, Jr., Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Harvey Electronics, Inc.
        File No 1-04626
        Comment letter on Form 10K for the fiscal year ended October 30, 2004 and Form 10-Q for the first quarter ended January 29, 2005

Dear Mr. Ohsiek, Jr.:

     This letter is in response to your April 5, 2005 letter (the "Letter"), which is attached. We understand the purpose of the Letter and look forward to improving and enhancing our future filings with the Commission. We look forward to working with you in this respect.

     1. The Company understands and concurs that additional disclosures or revisions will be made in future filings, as appropriate.

     2. The Company believes the non-GAAP performance measure of EBITDA is an important operations measure, due primarily to the significance of depreciation and amortization and additionally from the nature of its non-cash income tax equivalent provisions over the years. For example, the Company's average net income for the past three years (excluding the tax benefit in FY 2004 of $977,000) was $255,000. Depreciation and amortization for the same three-year period, which relates primarily to retail stores and website assets, averaged more than three times average net income or $798,000. The Company's income tax equivalent provision (once again excluding the tax benefit in FY 2004), has averaged $171,000, with an effective average tax rate of over 40% over the same three-year period. These equivalent income tax provisions have had a significant non-cash impact due to reporting requirements of Fresh Start Accounting ("Fresh Start Accounting"), in accordance with SOP 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code."

     Interest expense has averaged $292,000 for the last three years and primarily relates to the Company's revolving line of credit facility. Existing balances of this credit facility relate primarily to store expansion over the years and to a lesser extent for working capital purposes. The line of credit is expected to be used for store expansion in FY 2005 and beyond, as deemed appropriate, and the interest costs are expected to relate significantly to expansion.

     As a result, due to the significance of depreciation, amortization and the nature of interest and the income tax equivalent provision, in relation to the GAAP measure of net income, Management believes earnings or net income may not be appropriate to gauge the operational performance of the Company. Management, and the Company's Board evaluate the non-GAAP measurement of EBITDA on a quarterly and annual basis as compared to budget and the prior year. The Company's significant bank covenant relating to its credit facility is based on the Company's actual EBITDA, as compared to budgeted EBITDA. This reporting is presented to the Company's bank both on a monthly and quarterly basis.

     EBITDA is also significant in economic substance as a simple valuation measure, as historically other companies in the industry have been sold for a multiple of EBITDA. As a result, we believe this information may be useful to shareholders as well as potential investors.

     The Company concurs that no other recurring items would be accounted for in the reconciliation of EBITDA to net income. Non-recurring items will not be included in this presentation to smooth earnings. The Company's intent is not to misrepresent earnings, but to better give shareholders and potential investors an appropriate operational measure.

     In connection therewith, the Company does believe its disclosure and reconciliation of EBITDA to net income can be improved. The Company's proposed revised disclosure will read as follows:

     The Company believes the non-GAAP measurement of earnings before interest, taxes, depreciation and amortization ("EBITDA") is an important operational measure. Depreciation and amortization have historically been significant in relation to net income. The Company's depreciation and amortization expense, as is interest expense from its line of credit, primarily relates to the Company's retail stores and expansion of its retail stores. The Company's income tax equivalent provisions have also had a significant impact on earnings, but have primarily not required the use of the Company's cash, due to the reporting requirements of Fresh Start Accounting.

     The Company's Management, Board of Directors and its bank comparably review EBITDA monthly, quarterly and annually to gauge the Company's performance. EBITDA may also be used in simple valuation measures of the Company, by its shareholders and potential investors. Management understands that there are limitations associated with the use of this non-GAAP measure of EBITDA as compared to net income. Specifically, a portion of interest expense does relate to the Company's operations and a portion of the income tax equivalent provision does relate to the payment of certain state taxes, although these amounts are not material. Additionally, the Company will not eliminate any other recurring or non-recurring expenses in its reconciliation of the Company's net income to EBITDA.

     The following is a reconciliation of the Company's net income to the non-GAAP measure of EBITDA:

Net Income                                $1,274,000              $287,000

Add back:
Interest expense                            175,000                343,000
Income taxes (benefit)                     (782,000)               195,000
Depreciation and amortization               683,000                795,000
                                            -------                -------
EBITDA                                   $1,350,000             $1,620,000
                                         ==========             ==========

     We believe this addresses Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 8 and 15 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

     3. The Company calculates the change in comparable store sales by analyzing sales for stores open twelve months during any fiscal year. The retail Bang & Olufsen store in Greenwich, Connecticut will be moved and relocated within our Greenwich Harvey store, one block away. As the operations will not be eliminated, but simply relocated, the sales for this store within-a-store approach will continue to be used in the comparable store sales calculation for fiscal 2005. Sales of any renovated stores will also remain in the comparable store sales calculation as theses stores will be open twelve months during the renovation period. Sales of closed retail stores would not be included in the comparable store sales calculation from the period they were closed, as they would not be open for a total of twelve months. In future filings, we will provide all relevant information on new, relocated or closed stores as it relates to comparable store sales.

     4. Future filings of Form 10K and 10Q will include a more detailed explanation of relevant and informative factors/fluctuations of specific stores or events, as required by Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

     5. Future filings of Form 10K and 10Q will quantify relevant factors that contributed to a material change in a financial statement line item between periods, as required by Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

     6. In future filings of Form 10K and 10Q, we will no longer provide the non-GAAP measure of comparable selling, general and administrative expenses.

     7. In future filings of Form 10K and 10Q, we will give more specific reasons for the fluctuations in related accounts, as appropriate, in the Liquidity and Capital Resources section in the explanation of the sources and uses of cash and the related material changes, as required by SEC Release No. 33-8350.

     8. In accordance with your comment, the Company's future filings will be revised to identify any changes, not just significant changes, in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

     9. In  future  filings  of Form  10K and  10Q,  relating  to the  Company's
Statements of Cash Flows, the Company will present the gross amount of borrowings and payments under the revolving credit facility in accordance with paragraph 13 of SFAS 95.

     10. Future filings of Form 10K will include expanded disclosure in the Description of Business and Summary of Significant Accounting Policies relating to the types of expenses in both Cost of Sales and Selling, General and Administrative Expenses captions on the Statement of Operations.

     In connection with this disclosure, we will specify that cost of goods include freight costs, purchase discounts and inventory shrink. We will also expand MD&A to note that the Company's gross margins may not be comparable to other reporting electronics retailers as other entities may include the costs related to their warehousing and distribution network.

     11. Future filings of Form 10K will separately include the range of depreciable lives of the Company's furniture, fixtures and equipment.

     12. In future filings of Form 10K, the Company will present a recalculation, in tabular format of the numerator and denominator of the basic and diluted earnings per share computations for each period presented, in accordance with paragraph 40 (a) of SFAS 128. See supplemental table below for the historical periods presented:

Earnings Per Share Supplemental Disclosure

     Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per share excludes the dilutive effects of options and convertible preferred stock. Diluted earnings per share includes only the dilutive effects of common stock equivalents such as stock options and convertible preferred stock. The following table sets forth the computation of basic and diluted earnings per share pursuant to SFAS No. 128.

                                            2004         2003        2002
                                           ------       ------      ------
Numerator:

Net income                               $1,273,900    $287,041    $180,471
Dividends on convertible
  preferred stock                           (70,295)    (70,295)    (72,777)
                                            -------     -------      ------
Numerator for basic earnings
  per share - income attributable
  to common stockholders                  1,203,605     216,746     107,694
Effect of dilutive securities:
Dividends on convertible preferred stock     70,295      70,295         -0-
                                             ------      ------        ----
Numerator for diluted earnings per
  share - income available to
  common stockholders after assumed
  conversion                              $1,273,900   $287,041    $107,694

Denominator:
Denominator for basic earnings
  per share - weighted average
  shares outstanding during the period     3,324,525  3,324,525   3,288,174
Effect of dilutive securities:
Stock options                                 38,408     38,971      96,848
Convertible preferred stock                  670,559    502,919         -0-
                                           ---------  ---------   ---------

Denominator for diluted earnings
  per share - adjusted weighted
  average shares and assumed
  conversions                              4,033,492  3,866,415   3,385,022
                                           =========  =========   =========
Basic net income per share                      $.36       $.07        $.03
                                                ====       ====        ====
Diluted net income per share                    $.32       $.07        $.03
                                                ====       ====        ====

     Options and warrants totaling 674,828 in 2004, 931,637 in 2003 and 3,066,457 in 2002, were excluded from our earnings per share computations as their effects would have been anti-dilutive. Convertible preferred stock was not included in the diluted earnings per share calculation for fiscal 2002 as they were anti-dilutive.

     After recalculation of the diluted earnings per share calculation, we noticed that the per share amounts as originally reported were conservatively presented at $.30 and $.06 for fiscal years 2004 and 2003, respectively. Such per share amounts, as originally reported, are not materially different than the amounts recalculated above, and only affect the fully diluted earnings per share calculation. Due to the immaterial nature of these differences, we will restate the diluted per share amounts for fiscal years 2004 and 2003, upon the completion of Form 10K for fiscal 2005.

     13. In future filings of Form 10K and 10Q, we will disclose that net advertising expense is included in the Selling, General and Administrative Expense caption in the Statement of Operations and in the Description of Business and Summary of Significant Accounting Policies note. This disclosure was made in Form 10K in the MD&A section under Critical Accounting Policies.

     The  Company   does  receive   funds  from  its  vendors  for   cooperative
advertising. These funds are used for advertising purposes on behalf of these vendors in the Company's market.

     The Company's cooperative advertising is estimated annually and quarterly based on the current programs and support offered by the Company's vendors as well as from historical advertising reimbursements from its vendors. These quarterly estimates are compared to actual expenditures by quarter to arrive at the net advertising expense by quarter and included in Selling, General and Administrative Expenses. At year end, the Company compares actual advertising expenditures to actual cooperative advertising received or expected to be received from its vendors. There have been no significant changes or adjustments to the Company's estimates relating to cooperative advertising over the past several years. The net annual expense is included in Selling, General and Administrative Expenses.

     In future filings of Form 10K and 10Q, we will revise MD&A to discuss material changes in cooperative advertising income between periods and how they impact Selling, General and Administrative Expenses on the Statement of Operations.

     14. The Company's 875 shares of 8.5% convertible preferred stock were issued in conjunction with the Company's reorganization, effective October 26, 1996. As specified in the Company's By laws, the preferred stock has a conversion feature.

     Prior to January 1, 2001, 50% of the preferred stock were convertible at a price of $6.00 per share and 50% of the preferred stock was convertible at $7.50, per share. Commencing January 1, 2001, each share of preferred stock became convertible into shares of common stock at the conversion price equal to the average of the closing bid price of one share of common stock over the 45 trading days preceding January 1, 2001, if traded on the NASDAQ SmallCap Market. This new conversion price was set at $1.2333 on January 1, 2001.

     When the preferred stock was issued in October 1996, it is clear that the conversion reset provision at January 1, 2001 represented a contingent event. Upon further review of the facts, in accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, Issue 7, paragraph 23, the Company has now determined that a beneficial conversion feature existed at the issuance date.

     In accordance with Issue 7, paragraph 23, we have recalculated the intrinsic value of the conversion feature which was reset on January 1, 2001, as follows:

Calculation of beneficial conversion feature

Commitment date - October 1996

Liquidation Value                               $875,000

Conversion price for 50% of shares                    $6         72,917

Liquidation Value                               $875,000

Conversion price for 50% of shares                   $7.5        58,333

                                                                 ------
Common shares on conversion prior to January 1, 2001            131,250
                                                                -------

Reset date January 1, 2001

Liquidation Value                                              $875,000

Conversion price                                                $1.2333

                                                                -------
Common shares on conversion at January 1, 2001                  709,479
                                                                -------

Excess number of shares                                         578,229

Common stock value at issuance of the preferred
  stock in October 1996                                           $1.23
                                                                 ------
Intrinsic value of conversion feature
  @ January 1, 2001                                            $711,221
                                                               ========

Entry to record the beneficial
  conversion feature:
Retained Earnings                           711,221

Additional paid-in capital                                    711,221

     The impact of the adjustment only effected retained earnings and additional paid in capital, ultimately having no overall effect on shareholders' equity or earnings. The $711,221 effect would have been recorded as a dividend in fiscal year 2001 to the preferred shareholders and this would have impacted the loss per share applicable to common shareholders. Fiscal 2001 was the last year the Company reported a loss, due primarily from the events of September 11th. As a result, the loss per share applicable to common shareholders would have been increased to $.62 per share from $.40, per share. Fiscal year 2001 results are no longer presented comparatively in the Company's Statement of Operations.

     As this adjustment only impacted certain components of shareholders' equity, having no effect on total equity and no effect on earnings, we propose correction of the equity accounts in fiscal 2005 with appropriate disclosure describing the adjustment.

     15. The Company had deferred tax assets before any valuation allowance of $1.8 million and $2.0 million for the fiscal years 2004 and 2003, respectively. Prior to and up to the third quarter of FY 2004, the Company's had a full valuation allowance on its deferred tax assets, as Management believed that there was an inconsistent history of earnings and, having had a prior bankruptcy in 1995-1997. The Company operates in a competitive retail environment, which made reliance on future taxable income uncertain especially in years where new stores were added and other stores were maturing. Additionally, the Company was in a cumulative loss position on a pre-tax basis in the three years prior to 2004. As a result of this uncertainty, Management had concluded in prior years, that recording the tax asset was not appropriate as the potential utilization did not meet the more likely than not criteria under SFAS 109.

     As fiscal 2004 was the third year in which the Company had book income, Management believed it needed to be certain that the year would be, in fact, profitable. After the third quarter and during the fourth quarter, Management believed the year would, in fact, be profitable and began to evaluate the reduction of the valuation allowance with the assistance of its outside tax consultant.

     At October 30, 2004 the Company was no longer in a cumulative three-year loss position on a pre-tax income basis. In addition, even though the Company operates in a competitive environment, it expects to have taxable income over the foreseeable future as demand for its services and products remain strong especially in light of the newer flat panel televisions that are in great demand by consumers. Accordingly, it is no longer more likely than not that a full valuation allowance is required on the deferred tax assets of the Company. However there still exists some uncertainty as to the full utilization of all its deferred tax assets.

     In evaluating the need for a valuation allowance, the Company believes it is appropriate to segregate its deferred tax assets into two separate categories: expiring and non-expiring. Those deferred tax assets that have no expiration date as to usage will no longer require any valuation allowance. Those deferred tax assets that expire (Net Operating Loss carryforwards) will require a valuation allowance on that amount which is not expected to be utilized over the foreseeable future.

     There are pre and post Fresh Start Accounting net operating loss carryforward temporary differences, which expire. Also the utilization of any Pre-fresh start temporary differences is subject to an annual limitation of $150,000 due to the change in ownership of the Company. The existence of these limitations makes the future use of pre and post fresh start net operating loss carryforward temporary differences uncertain. Therefore to the extent that it is more likely than not that the Company may not realize the income tax benefits of the net operating loss carryforwards a valuation allowance was required. As there is no expiration on the use of non-net operating loss pre and post fresh start temporary differences, and as Management expects to have future taxable income to utilize these tax assets, there is no need to provide a valuation allowance against these pre and post fresh start non-net operating loss temporary differences.

     At October 30, 2004, the Company had gross deferred tax assets of $1.8 million before any valuation allowance for which $936,000 relates to non expiring tax attributes (such as inventory, bad debt reserves and tax depreciation not currently allowable) and $888,000 relate to expiring net operating loss carryforwards. For the foreseeable future, the Company estimates through forecasts to utilize $936,000 of non-expiring tax assets as well as $414,000 of tax affected net operating loss carryforwards. Therefore the Company's Management believes that a valuation allowance of $474,000 is required at October 30, 2004.

     In future filing, we will discuss in more detail the judgments and evaluation of our assumptions as it affects the valuation allowance.

     16. Supplemental support for the allocation of the $1,350,000 reversal between deferred tax benefit ($977,000) and reorganization value in excess of amounts allocable to identifiable assets ($373,000):

     The Company has temporary differences that relate to both pre and post Fresh Start Accounting, that are tracked separately by its tax consultant. A pre-fresh start temporary difference is a temporary difference from an account or activity that arose prior to the reorganization of the Company. A post-fresh start temporary difference is a temporary difference from an account or activity that arose after the reorganization of the Company.

     The forecasted taxable income over the foreseeable future has resulted in the recognition of a deferred tax asset in the amount of $1,350,000. Management has estimated that the realization of $788,000 in pre fresh start accounting net operating loss attributes and $398,000 in post fresh start accounting net operating loss attributes are not assured to be realized. As a result, a total valuation allowance of $474,000 is necessary. Such amount would be allocated $315,000 ($788,000 @ 40%) and $159,000 ($398,000@ 40%) against pre and post fresh start net operating loss carryforward temporary differences respectively.

     The tax affected total temporary differences before any valuation allowance at October 30, 2004 are $595,000 and $1,229,000 for pre and post fresh start accounting respectively. The Company's Management has determined that a $315,000 and $159,000 valuation allowance is required for pre and post fresh start net operating loss carryforward temporary differences, respectively. Therefore to record the deferred tax asset of $1,350,000 by reducing the valuation allowance, it was necessary to record a reduction to reorganization value for $373,000 ($595,000 minus $315,000 plus $93,000 which represents a reclassification), and a deferred tax benefit of $977,000 ($1,229,000 minus $159,000 minus $93,000, which represents a reclassification) in the fourth quarter of fiscal 2004.

     17. In future filings of Form 10K, we will provide amounts of minimum, contingent or sublease rentals, as deemed material, as requested and in accordance with paragraph 16(c) of SFAS 13.

     18. As disclosed in Form 10K and 10Q, the Company, in July 2003, received a notice and information request from the Pennsylvania Department of Environmental Protection ("PADEP"). No estimates of loss were given to the Company at any time, nor has the Company been contacted by PADEP in almost two years since July 2003, nor has it been named in a lawsuit by any party relating to this matter. In accordance with paragraph .165 of SOP 96-1, the Company believes any loss relating to this matter is currently not probable or reasonably estimable. The Company will continue to disclose this contingency and will update its disclosure as deemed necessary in accordance with SFAS 5.

     19. Sales returns and the effect on the Company's gross profit have historically not been material and therefore recorded on a cash basis. The Company's quarterly sales levels are consistent, with a slight increase in sales for the first quarter ending in January, which includes an increase in sales from the holiday shopping season. Many of the holiday returns are accounted for in January and therefore reduce any material impact on gross profit, year to year.

     Additionally, the Company is a high-end retailer where its average sale approximates $1,000 and 59% of its sales relate to custom installations. The Company is not a volume "box mover" with significant returns.

     The Company has determined that the effect on gross margin has not been material on a year to year basis and has averaged approximately $30,000 over the past three years. Management will continue to evaluate the need for a sales return allowance and will record such when deemed necessary.

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings (the "Filings") as specified in the Letter;

     * staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

     We thank you for your consideration of the above and we look forward to working with you and your staff in concluding your review.

Sincerely,




/s/Franklin C. Karp
Franklin C. Karp
Chief Executive Officer/President